Filed by QLT Inc. (SEC File No.: 000-17082) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Date: July 1, 2014

Explanatory Note: This article was posted on www.mergermarket.com on June 27, 2014.

QLT’s (TSE:QLT) sale process was driven by an understanding that it had one asset with no near-term data readouts and a valuable tax structure, Chairman Jason Aryeh said.

QLT, based in Vancouver, Canada, announced plans to merge with Chesterbrook, Pennsylvania-based Auxilium (NASDAQ:AUXL) on 26 June with Auxilium shareholders receiving 3.1359 QLT shares for each Auxilium share. The deal represents a 25% premium on QLT’s trading price on 25 June. The combined company will trade on the NASDAQ.

QLT reached a point in its development when its one asset, an oral synthetic retinoid, would require two years for clinical enrollment and subsequent data readouts, explained Aryeh. The board felt it was not an attractive value proposition to ask shareholders to hold the stock with no news flow for two years, said Aryeh. QLT was aware its tax position was a value creator for the company, said Aryeh. The deal will allow Auxilium to decrease its tax rate to the lower corporate rate in Canada.

Credit Suisse was mandated last November to explore strategic alternatives with the understanding a sale would be the main objective, said Aryeh. There were “a lot” of other parties in the process, said Aryeh. The process included at least one other party until the last minute, said Aryeh.

While the sales process included a lot of other companies, Auxilium had a special connection to QLT, said Aryeh. Shortly after he joined QLT two years ago, Aryeh called Auxilium’s CEO, Adrian Adams, to offer the CEO position at QLT, he explained. Adams already had committed to Auxilium by the time of Aryeh’s call, but remained an admired leader, said Aryeh.

Because Auxilium focuses on men’s health, orthopedics and dermatology and QLT’s specialty is in ophthalmology, there are no obvious regulatory issues, said Aryeh. The deal is projected to close in 4Q14.

The lower tax rate will help drive future M&A for Auxilium, according to Auxilium. The company plans to out-license the oral synthetic retinoid asset in certain parts of the world, said Aryeh.

The transaction will require approval from 51% of shareholders, said Aryeh. Already, 32% of shareholders have committed to voting in favor of the deal.

Tax inversions have been prominent in the past year, with a particular uptick in the pharmaceutical sector. Comprehensive reform will be needed if the US government wants to put an end to the practice, said Aryeh. The chairman expects comprehensive reform is unlikely to be initiated before the next presidential election cycle in 2016.

By Olga Oksman

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger, QLT plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Auxilium and QLT that also constitutes a prospectus of QLT.  Auxilium and QLT will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors — SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

Cautionary Statement Regarding Forward-Looking Statements

To the extent any statements made in this document that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements.  Although Auxilium and QLT believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-

looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of “New Auxilium;” the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase “New Auxilium’s” or Auxilium’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in “New Auxilium” being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and medical device industries, or the business and operations of either of Auxilium or QLT as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the applicable Canadian securities regulators.  There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this press release, as well as under Item 1.A. in each of Auxilium’s and QLT’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium’s and QLT’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.  Auxilium and QLT caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither QLT nor Auxilium undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.